OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Locking Line Barriers Corporation dba WATERBLOCKS

4155 E. Jewell Ave.
Suite 610
Denver, CO 80222

www.WaterBlocks.NET



5000 shares of Class B Non-Voting Common Shares

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 53,500* shares of Class B Non-Voting common stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 5,000 shares of Class B Non-Voting common stock ($10,000)

Company	Locking Line Barriers Corporation dba WATERBLOCKS
Corporate Address	4155 E. Jewell Ave. Suite 610 Denver, CO 80222
Description of Business	Exclusive Global Licensor and Distributor of the WaterBlocks products and services. Helping Save Lives, Communities and our Environment.
Type of Security Offered	Class B Non-Voting Common Shares
Purchase Price of Security Offered	$2.00
Minimum Investment Amount (per investor)	$200

INVESTOR BENEFITS

Your Total Investment Perk Package List**

$200+ Investment - a **Digital Certificate of Ownership Replica** - (bragging rights)

Every Investor receives a Digital Cert.

Investors over $500 receive the **one applicable perk** listed below:

$500+ Investment - **Lunch on us** - Outback Gift Card ($25)

$1,000+ Investment - **Dinner on us** - Outback Gift Card ($60)

$5,000 + Investment -Las Vegas Getaway (2 nights/3 days for 2 people)*

$10,000+ Investment - **Grand Las Vegas Getaway** (3 nights/4 days for 2 people)*

(plus: 2 show tickets and dinner with LLB-CEO)*

$15,000+ Investment - Reno VIP Getaway (3nights / 4days for 2 people)*

(plus show tickets and dinner with LLB -CEO)

* Airfare not included

$20,000+ Investment -Reno VIP Getaway (4nights / 5 days for 2 people) ,

(plus: domestic airfare - Dinner with LLB–CEO - Golf or Ski Day

$30,000+ 4 Day / 3 nights Colorado Concierge Vacation For 2 People:

Domestic airfare and ground transportation, Dinner with LLB CEO,

plus a **Custom Entertainment Package** including either;

sporting events, skiing or touring with Concierge Assistance throughout your stay.

$50,000 + 7 Day / 6 nights Grand Colorado Concierge Vacation for 2 People:

Domestic airfare and ground transportation, dinner with LLB CEO,

plus a **Custom Entertainment Package**

including your choice; sporting events, skiing or touring - **Concierge Assistance** throughout your stay.

See More Details at www.WaterBlocks.net/perks

And Remember:

You may elect to donate the monetary equivalent of **your perk**

to the Disaster Support Foundation or any other charity of your choosing.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Locking Line Barriers Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 50 shares of Class B Non-Voting Common Shares at $5 / share, you will receive 5 Class B Non-Voting Common bonus shares, meaning you'll own 55 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

Locking Line Barriers Corporation (LLB) is a Colorado Corporation formed October 10, 2015 for the purpose of accepting a twenty (20) year exclusive license (**the License**) and related rights to globally exploit, market, sub-license and distribute the product(s) now known as the trademarked name "**WaterBlocks**", their accouterments and related services as developed. The License was issued to LLB by Great American Holdings, Inc. a Colorado Corporation, created in March 2009, for the purpose of holding and providing a safe harbor for the ownership and related rights to the intellectual property created by its shareholders.

Our steel reinforced polyethylene products Link and Lock together utilizing magnetic vinyl seals to create a plastic wall of protection while preventing liquid penetration at the joints to provide a dry side of protection and re-direction of drainage fluids and flood waters.

The initial "Flood Control Design" has been modified numerous times during the past three years to accommodate improvements and new innovations to expand the versatility and usage applications of the products and thereby expand the potential market for the product. The most notable design changes include:

Specialized 2-way doors: To permit barrier filling water to be added both by mechanical means and by the rising flood waters automatically. This design permits the barrier to be emptied quickly and provide access to utilize mechanical lifting of the barriers.

The inclusion: Of an opening in the center of the male joint to accept the insertion of a standard steel fence pole in the joint. The water filled barriers provide a suitable foundation to permit the addition of multiple types of fencing (walls) of suitable height, added as needed.

Double Stacking Capability: Design changes permit (1) cube of (2) barriers to lock a third barrier on top of the cube and thereby increase the height of the stack to 8 Feet, final dimensions for such a stack would be 4' L x 4' W x 8' H. When water filled: the stack would increase the stack weight from approximately 150 lbs. empty to 5,250 lbs.

Permanent Markings: Permanently molded into the plastic for the life of the product with custom colors on the barriers on the Billboard Style front area which allows for custom artwork, logos and notifications to be emblazoned permanently into the product.

New Polyethylene Resins: Guaranteed to extend product life to a minimum of 18 to 20 years.

Block Wall Unitization: We have designed, developed and filed for patent protection as to the means and methodology to unitize and lock together a double stacked wall of Locking Line Barriers in such a fashion as to be able to stop a rubber tired vehicle, such as a semi-trailer truck with a 40,000 lb. load of cargo, traveling at 50mph dead in its tracks. We estimate no more than about 20' of wall movement resulting from such an impact as the wall collapses around the vehicle, minimizing any exploding shrapnel as it is absorbed by the water in the barriers.

The Block Wall Logic: To block a standard 29' wide street, unitizing a 28' long wall of double stacked barriers 8' tall and 4' of width, unitized as a single blockade. Creating a wall of water providing an impact force barricade of approximately 36,000 lbs. of dead weight stopping power. Each of the 21 separate blocks have an impact resistance of approximately 5,000 lbs. or 100,000 lbs. combined. We believe the impact force required to penetrate the wall of water would result in the complete destruction of any known rubber tired vehicle in existence today.

LLB intends to seek Grant(s) of $1-$2M from either or both Home Land Security and the Department of Defense to fund an actual physical test of this feature.

Today our product line has evolved from just a flood control system to a multi-use product line with the versatility and unique features capable of providing solutions in multiple markets.

Tomorrow we will build a Barrier Sharing Network (BSN), a web based cost sharing system for organizations to go online and RENT the barriers by ordering the Barriers needed in real time, for delivery on our mobile warehouses (53' TruckTrailers). This system makes the barriers AFFORDABLE to every organization.

Sales and Supply Chain

LLB initial sales efforts are focused on six key target markets:

1. Product Sales to government agencies and municipalities

2. Product Sales to major corporations in the Construction and Petroleum industries

Government agencies, municipalities and major corporations - informing and educating the largest group of ultimate users about the product and determining their potential needs and enrolling them as members in BSN. This segment includes building a BSN Labeled truck trailer with a full load of barriers, to take to trade shows and other related events around the country.

Eventually, we intend to obtain a GSA Contract, permitting Procurement Officers throughout the Federal Government, including FEMA to readily purchase the product line on a pre-established price list without a bidding process requirement.

3. Distributorship Development and Expansion domestically and globally

We have received one licensing inquiry from Mexico, some interest from Holland and anticipate formulating a worldwide licensing program upon completion of the utility patent process.

4. Sponsorship sales to major Corporate Social Responsibility (CSR) departments for BSN inventory

Directed at CSR (Corporate Social Responsibility) departments of the Fortune 2000 companies. This product provides for a high impact long-term return on the message/advertisement chosen, be that either the corporate identity i.e., "Verizon" and/or a specific product i.e., "This Bud's For You!

5. Crowdfunding Revenue Sharing Agreement Investments in BSN inventory expansion

6. Revenue Sharing Agreement Investment Sales and Grants from Charitable 501c3 organizations for BSN inventory expansion based on the following:

Foundations – 501c3 organizations – sponsorship grants to provide our product to those in need while providing the organization with recognition of their contributions to help protect lives and property.

We recently entered into an agreement with a related, newly formed 501c3 charitable organization, the Disaster Support Foundation (DSF), for grants and donations to acquire and provide our Barriers for the Barrier Sharing Network. This arrangement provides Sponsors with the opportunity to utilize the charitable tax advantages versus advertising expense deductions when participating in the Barrier Sharing Network.

There is over $1 Trillion held by over 80,000 "501-c3's" looking for Social Impact investments in the US. DSF intends to offer these organizations investment opportunities through a 'Revenue Sharing Agreement' to participate in BSN.

Competition

The Fluvial barriers have been sold in Europe for a number of years and recently introduced to the US. The issues that this product has include the handling and shipping configurations which are cumbersome and not cost effective. The product comes with two holes on the wet-side of the barrier to allow water to enter and exit unfettered. Consequently, to provide the necessary ballast to hold them in place requires a 65lb. key used to join two units together made of plastic filled with concrete. This is another shipping and handling issue as well. However, it's similarity and success does prove the viability and marketability of such a product as ours.

Both product lines (WaterBlocks and Fluvials) are made of similar polyethylene material and manufacturing process.

Liabilities and Litigation

None

We are ready to GO TO MARKET!

The team

Officers and directors

Joe Daniluk	CEO & Director
Steve Tannenbaum	Director Finance
Ambassador Sam Zakhem	Director Government Relations
Will Hunziker	Director Patent & Licensing
Scott Saxman	Product Development & Global Expansion Director

Joe Daniluk
A Denver native, Joseph is a service disabled combat veteran, married with two children. Joe's favorite pastimes include skiing, flying and financial market analysis. He brings more than 30 years of business development experience for directing and managing new project development with an emphasis in finance, automation and marketing. He is also a licensed Colorado Real Estate Broker and Private Pilot. A graduate of the University of Denver with a dual degree in Finance and Real Estate and a minor in Mass Communications and TV Production. He has an extensive computer background with training in the US Navy Tactical Data Systems military computer systems and later migrating to PC's, designing and building computers, LAN's, Enterprise systems and WEB hosting networks. During the savings and loan crisis, he was the Assistant Specialist in Charge (ASIC) of the Denver FDIC office managing 330 employees and managing and liquidating $2.5 billion of assets recovered from closed banks and S&L's. From 1999-2014 Joseph managed SuperLoads, Inc. as CEO, a specialized freight company, moving the big, the bad and the ugly freight (150,000 to 1,000,000 lbs.) throughout North America. He obtained the only authority issued by Lloyd's of London to insure spot rail freight, which gave him a $5 million underwriting authority. Clients included moves for NASA, SpaceX, GM, Ford Berkshire Hathaway, CH Robinson, CAT, Hyundai Heavy Industries, Fairbanks Power and Light,

Pennsylvania Power and Light, Siemens and many others. Since 2006, he has been CEO of, Manufacturing Contractors, Inc., a plastic manufacturing operation providing Nuclear Waste liners for the Department of Energy and other plastic products to the USDA. LLB's product line is manufactured in the same manner and process as Manufacturing Contractors' Nuclear Waste Liners. Mr. Daniluk, is presently and for at least the past three years, the owner and operator (Director and CEO) of the following businesses: CEO and Director of Locking Line Barriers. Approximately spends 30 hours weekly and is his Primary job. 2015 to present. CEO and Director of Great American Holdings, Inc. (Asset Holding and Management) 2015 to present. CEO and Director of Strategic Solutions Team, Inc. (General Business Consulting) 2015 to present. CEO and Director of Manufacturing Contractors, Inc. (Plastic and Steel manufacturer) 2015 to present. Executive Director of Disaster Support Foundation (Charitable Organization) 2015 to present.

Steve Tannenbaum
President of Tannenbaum Consulting LLC, Steve has a diverse background with over 30 years of experience in tax, auditing and accounting services. He has testified as an expert witness in Federal, District and County Courts as well as evaluated commercial enterprises and actively participated in negotiations relative to business acquisition and reorganization, restructuring, and dissolution. Steve brings to the table extensive history and experience working with businesses engaged in manufacturing, wholesale and retail sales, construction, mortgage banking, professional practices, and commercial and residential real estate. Steve received a B.S. in Accounting from the University of Colorado in 1975 and a B.A. in Psychology from the University of Colorado in 1973. He is a Certified Public Accountant in the State of Colorado and a member of both the American Institute of Certified Public Accountants and the Colorado Society of Certified Public Accountants. Mr. Tannenbaum is the former President of Tannenbaum & Suber, P.C. and former tax partner at Deloitte & Touche. From: 2015 To: Present Is an Officer and Director of Tannenbaum & Company, P.C. (CPA Consulting and Tax Services)

Ambassador Sam Zakhem
Sam was appointed US Ambassador to Bahrain by President Ronald Regan to serve the Middle East in 1986 and served with distinction during very volatile times. Sam also served his country as a White House Advisor, a member of the US Small Business Administration, and Chaplain in the US Navy. Sam has also been involved in the legislature of his home State, Colorado as a State Senator, and two term State Representative. In business, Sam has held various positions including CEO and Vice President of companies including Ford Motor Co., Denver University, The Heritage Foundation and others. Fluent in multiple languages, Sam has numerous degrees from various Universities both here and abroad, has served on their advisory boards as well as taught from time to time. Senator Jesse Helms heralded Ambassador Zakhem as follows: "You have the courage of your convictions and the moral and spiritual principles to guide you in rendering distinguished service to our country. You stood up to America's enemies in your courageous service as U.S. Ambassador to Bahrain. Not once have you compromised your willingness to fight to preserve the freedoms of the American people." From: 2015 To: Present Is a Business Advisor & Public Speaker Self

Employed (Consulting)

Will Hunziker
Will is a registered practicing patent attorney in Denver and Boulder, specializing in patent, trade secret, trademark, copyright searching, licensing, registration, prosecution, and litigation. As LLB's primary patent counsel, he will manage outside law firms retained to pursue the protection of the company's intellectual property and licenses. Graduating from University of Colorado with a Bachelor's Degree in Molecular, Cellular & Developmental Biology that included studies in genetic engineering, chemistry, biology, physics, and mathematics, Will also received a Bachelor's Degrees in both English and Philosophy: Law and Society. Will earned his Juris Doctor from Seattle University School of Law. Will is active in several organizations as a member of the Federal District of Colorad, and Boulder Bar Associations, Better Business Bureau, Boulder Chamber of Commerce, Boulder / Front Range Mensa, and various business and technology Meetup Groups. From: 2015 To: Present Is an Officer and Director of Hunziker Legal Services, PLLC (Attorney at Law)

Scott Saxman
Scott is currently the Corporate Business Development Director and former Senior Vice President of Sales & Marketing at Mold In Graphic Systems, where he's spent 25 years providing products and services to the worldwide rotational molding industry. Previously, he served for six years as Director of Marketing & Sales at Flexible Flyer Toys focused on the ongoing development of new lines of plastic toys. Prior to that he served as Marketing & Product Development Manager at Hedstrom Plastics Corporation, a leading rotational molding plastic manufacturer. Educated at Indiana University with a Bachelor's in Business and Economics, his extensive international and domestic business and product development skills as well as his 37+ years of broad experience in the field of rotational plastic molding and manufacturing have been invaluable to LLB. From: 2015 To: Present Is a Business Development Director of Mold In Graphic Systems (Graphic Provider for Plastics)

Number of Employees: 1

Related party transactions

Since the Company's inception and through December 29, 2017, the Company has been held in operational abeyance pending this offering. By its incorporators, financial supporters and related parties, including; Great American Holdings Inc., Manufacturing Contractors Inc., Strategic Solutions Team Inc., all of which are controlled by Joseph Daniluk, CEO of the Company, Locking Line Barriers Corporation, its controlling stockholder, along with approximately, two dozen other parties, now related parties, in order to develop and prepare the Company to become transactional and begin conducting business. Transactions by and between the Company and the related parties will be ongoing for the foreseeable future in support of the company and its ongoing business. The estimated cash value of the investment(s) realized to date "founders contributions" including, but not limited to; deferred compensation, credit facilities provided, services rendered, and other effective contributions for the entire "WaterBlocks Project" is estimated at $4 million, with an undefined portion thereof for the benefit of the Company. These "founders' contributions" benefiting the Company have been fully compensated for through the issuance of the Company capital stock. Thereby resulting in a debt-free Corporation, consisting of two Assets: a.) The Global Distribution License and b.) $100 cash to open the business checking account, with No Liabilities. Further, the intellectual property, related patents (see Risk Factors), of the WaterBlocks product line, is held by Great American Holdings, Inc., and divided into two categories; manufacturing and marketing, distribution. The exclusive 20 year manufacturing license has been granted to Manufacturing Contractors, Inc. and the exclusive 20 year marketing and distribution license has been granted to the Company, Locking Line Barriers Corporation, both of which are related parties.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Risk Disclosures** The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. These are the principal risks that relate to the Company and its business:

- **Competitive Risks** Once the product is in use, we anticipate many 'copycats' may try to redesign the basic concepts and attempt to compete with this product. Patent infringement and development costs may deter such attempts. LLB believes, once the Barrier Sharing Network is operational, this network service will negatively impact the 'copycat profitability equation', as an investment in a costly competitive product that is readily available through the Network at minimal cost may thwart copycats.

- **Marketing and Sales Risks** There has been no similar product or related advertising scheme on the market in the US prior to 2016. Consequently, there is no data upon which to formulate metrics for company valuations, marketing, sales and profitability, analysis or other common types of investment due diligence. All projections and forward-looking statements contained herein are simply estimates the company believes to be reasonable. Standalone sales of the product, without advertising, will take place primarily with government agencies, where ownership and control of the product is more important than the cost factor. This may also be true for some large corporations. We anticipate less than 40% of our revenue will come from this source of sales during the first three years of operations, due to the lag time normally encountered with such organizations to execute such a purchase. Our target market is other municipalities, agencies and other business enterprises which have an interest in a cost sharing methodology for the acquisition of disaster support equipment. We will be relying on need versus cost for the successful marketing of our

Products and Network memberships. Membership fees and nominal equipment rental charges are anticipated to provide only an estimated 10-15% of our revenue during our first three years of operations. All sales of the WaterBlocks product line must, contractually, come through LLB. We anticipate the bulk of our sales and revenues to be generated from our marketing efforts and the marketing efforts of our affiliates and future distributors. This would include the sale of "Barrier Sharing Network Revenue Sharing Agreements" by and through LLB and its affiliates. There having been no such sales or efforts to sell revenue sharing agreements to date, LLB is unable to provide any reliable forecast or expectation regarding the viability of such sales. Advertising Sales to sponsors and donors is estimated to generate 10-15% of the company's revenue. It is possible the company could completely fail in this marketing endeavor. The company has no previous experience in selling or marketing advertising. There are no competitive similarities to this advertising medium, or any other known facts to formulate standard advertising industry sales metrics as to impressions or cost per impression. Such advertising sales will remain conceptual, for the most part, until such time as the barriers are shown working and controlling floodwaters on national news. The only factor making such sales conceivable is the low advertising cost/rate when amortized over the life of the product and the advertisement thereon.

- **Ordinary, normal and common startup company Risks** This company is a Start-Up. It is a high risk venture, an unknown undertaking, that will be subject to all the risks experienced by any new startup company. There are no known management personnel available with previous experience in this specific endeavor. There are no known competitors to provide related comparisons. The one and only known factor available to the Company is the "Demand for such a product and rental service", which is enormous. The challenge is the Company's ability to bring the product and service to market successfully.

- **The company depends on one primary product line and related services to start. Others will be developed and added as the opportunities to do so permit.** The company's primary product is the WaterBlocks Product Line. Although it is developing other products, the company's survival in the near term depends upon being able to sell or rent the WaterBlocks in sufficient quantities to make a profit.

- **The delivery of the Company's product line is dependent upon third-party manufacturers.** The company's primary product is manufactured by third parties. The Company, by Contract is required to purchase the product from the licensed exclusive Manufacturer and must rely on the manufacturer for the products and related warranties. Difficulties encountered by the manufacturer may result in the inability to deliver product or in a timely manner, the Company may be impacted.

- **If the company is unable to raise sufficient funding. It will not succeed.** There can be no assurance that the company will meet our projections, goals and/or objectives. There can be no assurance that there will be sufficient acceptance of product to succeed.

- **The company is controlled by its CEO** LLB's CEO also controls the owner of the intellectual property rights, Great American Holdings, Inc., and Manufacturing Contractors, Inc., the exclusive manufacturer of the WaterBlocks product line.

- **Patent / Intellectual Property License Risks:** Locking Line Barriers Corporation, LLB's, only intellectual property rights are those rights conveyed in the Global Distribution and Licensing Agreement. LLB has no other rights to or in the intellectual property related to the "WaterBlocks" project. LLB has a legal obligation under its license agreement to pay all related costs and expenses to develop, expand and protect the existing intellectual property rights in consideration of having the control of the expansion of the intellectual property rights and the exploitation thereof globally. The related Product License(s) we rely on for various underlying intellectual property rights in order to minimize competitive impact on the operation our business including pending patents, may not be sufficiently broad or otherwise may not result in a significant competitive advantage. In addition, the steps that we are required to take to maintain and protect the intellectual property rights may not prevent our rights from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect the intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting the intellectual property rights will become increasingly important. The protective steps we have taken may be inadequate to deter competitors from using the proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuit(s). Further, these third parties may assert claims against us with or without provocation. Such lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable. Patent, processes, maintenance and infringement enforcement costs could be significant as the product is expanded to other countries. Many of the patent pending accouterments claimed could be rejected by the examiners, which won't be known for some time.

- **General Start Up Business Risks** Locking Line Barriers Corporation, LLB, is a StartUp, it has no transactional history. It only possess a License to develop and market a new idea, which has no comparable to rely upon for data or guidance on how to proceed. Certain other RISKS may exist and remain unknown or unforeseen and thereby not specified in this offering. Therefore, there are no guarantees of any kind that the business can succeed and prosper. The Company and its Team can only put forth its Best Efforts to proceed in accordance with this offering and representations.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Joseph Daniluk, 13.33% ownership, Class A and Class B
- Great American Holdings, Inc., 38.89% ownership, Class A and Class B

Classes of securities

- Class B Non-Voting Common Stock: 1,500,000

  Voting Rights *(of this security) NONE*

  The holders of shares of the Company's Class B Non-Voting Common Stock, no par value per share are not entitled to vote individually and/or cumulatively on any matters submitted to a vote of the shareholders except as required under applicable law.

  Dividend Rights (*include if applicable*)

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock, by Class, are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions

  Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock or other legal obligations.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Class A Voting Common Stock: 7,500,000

Voting Rights *(of this security)*

The holders of shares of the Company's Class A Voting Common Stock, no par value per share ("Voting Common Stock") are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Non-voting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights (*include if applicable*)

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock or other legal obligations.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Preferred Stock: 0

    Authority is vested in the board of directors of the corporation to prescribe, in a resolution providing for the issuance of such shares, the classes, series, the number of each class or series of stock to be issued and the voting powers or no voting powers, designations, preferences,limitations, restrictions and relative rights of each class or series of stock. The corporation shall have one or more classes of shares that together have unlimited voting rights and one or more classes that together are entitled to receive the corporation's net assets upon dissolution

    There are currently no rights designated for preferred stock, and there is no plan or intent to issue any Preferred of any type or class at this time.

What it means to be a Minority Holder

The only stock being offered by Locking Line Barriers Corporation is it's Class B NON-voting common shares held in treasury, please be advised:

In our Company, the classes and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company.

As a minority holder of Locking Line Barriers Corporation's Class B NON-Voting common shares, you will have limited ability, if any at all, to influence company policies or any other corporate matter(s), including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If the company decides to issue more shares, an Investor could experience value dilution, with each share being worth less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLEASE ensure you review other investment risks disclosed in our RISK DISCLOSER Section, herein.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

The company has no operating history and has not yet generated any revenues and does not anticipate doing so until we have completed the funding for the purchase and delivery of product, which we do not anticipate occurring until this offering closes. Until we purchase the product we anticipate no major expenses occurring. Staffing will not occur until the company has sufficient capital to meet the costs.

Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 10 months without revenue generation.

In the event the Company is successful in completing this funding, the funds will be utilized in accordance with the "Use Of Proceeds" described in this offering.

Further, We have a robust Capital Funding Plan and will likely seek to continue to raise capital in the form of equity, debt and/or revenue sharing agreements, or any other method available to the Company.

The Company being a Start-Up business with no assets, cash flow or transactional history is unable to establish conventional "commercial credit". The Company has developed and will expand what it refers to as "Private Credit Facility (PCF)" defined for accounting and operational purposes as "PCF Debit and Credit Transactions" received from or payable to; vendors, investors, organizations, related parties, and others, who may provide effectively credit and/or funds in kind to the Company, as need from time to time, requiring repayment in relatively short time periods of cash. debt instruments and/or equity.

Further, our liquidity will receive a positive impact by and through potential sales of the WaterBlocks product line and related services, as well as the sale of Distributor Sub-License Agreements.

Financial Milestones

The Company is investing in growth of the brand and inventory for sales and networking rental inventory resulting in net income losses as a result.

Liquidity and Capital Resources

The Company is dependent upon its capital funding efforts and resulting resources to begin and pursue its operations. These capital resources will come from the Company's CF Regulated funding efforts through one or more venues and/or sources. Specifically, the Company intends to take the following capital funding steps:

2018:

- Initial Offering;$107,000 if successfully completed, continue to;

- Amend the Offering with an increase of $240,000, if successfully completed, continue to;

- Initiate a following offering to the legal limit of $1,070,000.

2019:

- Initiate a New CF-Regulated offering up to the legal limit of$1,070,000.

In Addition:

We have a robust Capital Funding Plan and will likely seek to continue to raise capital in the form of equity, debt and/or revenue sharing agreements, or any other method available to the Company.

The Company being a Start-Up business with no assets, cash flow or transactional history is unable to establish conventional "commercial credit". The Company has developed and will expand what it refers to as "Private Credit Facility (PCF)" defined for accounting and operational purposes as "PCF Debit and Credit Transactions" received from or payable to; vendors, investors, organizations, related parties, and others, who may provide effectively credit and/or funds in kind to the Company, as need from time to time, requiring repayment in relatively short time periods of cash. debt instruments and/or equity.

Further, our liquidity will receive a positive impact by and through potential sales of the WaterBlocks product line and related services, as well as the sale of Distributor Sub-License Agreements.

Indebtedness

The Company has no debt or material terms of indebtedness.

Recent offerings of securities

None

Valuation

$18,000,000.00

The Pre-Money Valuation has been formulated as follows: (Total Shares Issued X Offering Price) = Valuation (9,000,000 X $2.00) = $18,000,000 and further; We have not undertaken any efforts to produce a valuation of the Company. The Board of Directors determined that a Price of $2.00 per share was a reasonable sale price of the outstanding Shares held in Treasury for this offering. Valuation Discussion: The price of the shares merely reflects the opinion of the Company as to what could be the fair market value. When incorporating "Blue Sky" value of the Intangible Assets, including, but not limited to; three years of R&D, licenses and related trademark rights, web site and marketing tools and copyrights, and revenue potential. The actual value can only be determined when a willing purchaser pays and the seller accepts the price offered. Financial Statement correlation; the CEO elected to value the Company's Intangible Assets at $0.00 as no reasonable valuation formulation could be determined. The single most important intangible asset of the company is its 20 year Global Marketing License for the WaterBlocks product line and at the time financial statement were prepared no comparative valuation could be found. The Company believes that this license will result in a minimum average CTOE (cash throw off to equity) of $2m annually over the first 20 years of the license. Our mathematical analysis, for a Discounted Future Value of the CTOE; using the 20 Year Life of the Global Distribution License, a forecast of an average $2M annually in CTOE, discounted at 10%, results in a Present Value of $23.8M; Source; Motley Fool – xcalc. Conclusion: In considering the value of the Company's unrestricted Global Distribution License we included the only similar comparable we have found. The recent article disclosing Nestle's purchase of the restricted by market segment, Global Distribution Rights from Starbucks. Insufficient data precludes a comparative analysis, but the transaction does shed some light on the value of Global Distribution Rights. Article Source "The Denver Post, May 8, 2018, page 15 by AP" NESTLE TAKES OVER SALES OF STARBUCKS IN GROCERY AISLES Seattle: Nestle is paying more than $7 billion to buy the rights to sell Starbucks coffee and tea in supermarkets and other stores outside its coffee shops. The deal comes with a huge price tag for Nestle. but it could pay off big for the- Swiss company. Its Nescafe and Nespresso don't carry anywhere near the heft in America that the Starbucks brand does, with its $2 billion in annual sales. Nestle will also put Starbucks in grocery stores outside the U.S. and Canada. The deal gives Nestle the rights to market, sell and distribute bags of Starbucks coffee beans, as well as its instant coffee. Nestle will also sell other brands owned by Starbucks, such as Seattle's Best Coffee, Teavana tea and Torrefaz.ione Italia coffee, and will be allowed to put the Starbucks brand on Nestle single-serve capsules for coffee machines.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses	$5,000	$15,000
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$4,400	$85,580
Use of Net Proceeds*:		
Inventory Purchases	$0	$50,000
Marketing Development	$0	$2,500
Product Marketing	$0	$9,000
Capital Marketing	$0	$9,000
Social Media Ads	$1,000	$5,000

PR - Services	$1,500	$2,000
Social Media Mgmnt.	0	$1,000
New Offering / Amendment	0	$1,080
Working Capital	$1,900	$6,000
Total Use of Proceeds	$10,000	$107,000

*Use of Net Proceeds may be affected by category, as the Company has a robust plan for raising additional Capital from sources other than this Offering. In such an event, as determined by the Board, such additional funds may be allocated to fund part or entirely, one or more of the categories reflected above prior to the receipt of funds from this Offering. In such an event, the funds received from this Offering will be reallocated as directed by the Board, should all categories be funded by other sources, any reminder from this Offering shall be applied to the "Working Capital" category.

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $107,000, we believe the amount will last us 3 months and plan to use the net proceeds of approximately $80,500 as described, and incorporate an Offering Amendment to increase the offering and over the course of time attempt to reach a total raise of $1,070,000 within the 12 month window allowed.

Irregular Use of Proceeds

The Company will incur Irregular Use of Proceeds that may include but are not limited to the following over $1,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company – "related party" debt, back or current payments. Further, the Company being a Start-Up business with no assets, cash flow or transactional history is unable to establish conventional credit. The Company has developed and will expand what it refers to as "Private Credit Facility (PCF)" defined for accounting and operational purposes as "PCF Debit and Credit Transactions" received from or payable to; vendors, investors, organizations, related parties, and others, who may provide effectively credit and/or funds in kind to the Company, as need from time to time, requiring repayment in relatively short time periods. Depending on timing such repayments may come from and become part of the use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event have been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.LLLBusa.com/Public Documents/ in the section labeled Accounting. The company will make annual reports available on its website and be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Locking Line Barriers Corporation dba WATERBLOCKS

[See attached]

WaterBlocks Financial Statements Certification

I, Joseph Daniluk Principal Executive Officer of **WaterBlocks,** *dba* **Locking Line Barriers Corporation,** hereby certify that the financial statements of WaterBlocks, *dba* Locking Line Barriers Corporation and any notes thereto for the periods: the Beginning date of review on October 11, 2015 through the End Date of Review December 29, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns when filed.

For the years 2015, 2016, and 2017 there were no financial transactions or operations requiring amounts to be reported on tax returns the total income for the entire period was $0.00; taxable income of $0.00 and total tax of $0.00, negating any actual filing requirements.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of December 29, 2017.

BY:

Joseph Daniluk, CEO

December 29, 2017

WaterBlocks
dba
Locking Line Barriers Corporation

FINANCIAL STATEMENTS
(UNAUDITED)

2016-2017

WaterBlocks
Index to Financial Statements
(unaudited)

WATER BLOCKS dba
LOCKING LINE BARRIERS CORPORATION
BALANCE SHEET

(unaudited)

	December 31, 2017	December 31, 2016
Assets		
Current Assets		
Cash	$ 100	$ -
TOTAL ASSETS	$ 100	$ -
Liabilities and Stockholders' Equity		
Liabilities		
TOTAL LIABILITIES	NONE	NONE
Stockholders' Equiy		
Common stock	100	0
Retained earnings	0	
TOTAL STOCKHOLDERS' EQUITY	100	0
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 100	$ -

(The accompanying notes are an integral part of these financial statements)

WATERBLOCKS dba
LOCKING LINE BARRIERS CORPORATION
STATEMENT OF OPERATIONS AND STOCKHOLDERS, EQUITY
(unaudited)

	December 31, 2017	December 31, 2016
INCOME	NONE	NONE
EXPENSES	NONE	NONE
NET INCOME	NONE	NONE
RETAINED EARNINGS, beginning of year	0	0
RETAINED EARNINGS, end of year	$0	$0
COMMON STOCK	100	
TOTAL STOCKHOLDERS' EQUITY	100	0

WATERBLOCKS, dba
LOCKING LINE BARRIERS CORPORATION
STATEMENT OF CASH FLOWS
(unaudited)

	December 31, 2017	December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$0	$0
Net cash provided by operating activities	0	0
CASH FLOWS FROM INVESTING ACTIVITIES:		
Common Stock	100	
Cash provided investing activities	100	0
INCREASE IN CASH	100	0
CASH AND CASH EQUIVALENTS, beginning of year	0	0
CASH AND CASH EQUIVALENTS, end of year	$100	$0

NOTE 1 – NATURE OF OPERATIONS

WaterBlocks dba Locking Line Barriers Corporation was formed on October 10, 2015 ("Inception") in the State of Colorado. The financial statements of **WaterBlocks** (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver Colorado.

WaterBlocks has secured the exclusive world rights to Market, License and Distribute the **WaterBlocks™** product line and related services. We will create a focused and sustained **WaterBlocks™** promotion and sales system, for the Distribution, and Sales of Locking Line Barrier products and services. Further, we will develop a "Barrier Sharing Network" to provide for the Rental Option of Barriers. Build the company into a profitable global organization for the benefit of its shareholders and help the Communities we serve to Save Lives, Property and Our Environment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The **WaterBlocks** Financials provided contain no estimates. We realize the preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
The **WaterBlocks** Financials provided reflect no financial instruments. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of products and services when collection of the amounts due occur and good funds are received.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and will file, once financial operations have begun, tax returns in the U.S. Federal jurisdiction and Colorado state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. The Company has not been legally required to file taxes since its inception through December 29, 2017 in accordance with current US Tax Laws.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has no Debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with or knows of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Preferred Stock
The Company is authorized to issue Preferred Stock, to date no Preferred shares have been issued.

Common Stock
The Company has authorized the issuance of 20,000,000 shares of our common stock with no-par value. As of December 29, 2017 the company has currently issued 9,000,000 shares of common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Since inception and through December 29, 2017 The Company has been held in the shadows by its incorporator, and related parties; Great American Holdings, Inc., Manufacturing Contractors, Inc., and their sole Owner, and majority shareholder of the Company, Joseph Daniluk, the primary "Related Parties" along with approximately 2 dozen financial supporters during the period, in order to develop and prepare the Company to become transactional and begin conducting business. The estimated cash value of the expenditures incurred, "founders contributions" including, but not limited to; deferred compensation, credit facilities provided, services rendered, and other contributions for the entire "WaterBlocks Project" which is estimated at $4 million, with an undefined portion thereof inuring to the benefit of the Company, and realized by the value of the receipt of the Global License to the **WaterBlocks™** product line and related services. These "founders contributions" benefiting the Company have been fully compensated for their respective contribution through the issuance of the Company's capital stock. Resulting in a debt-free Corporation, consisting of two Assets: a.) The License, and b.) $100 cash to open the business checking account, and $0 Liabilities and no outstanding obligations.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after October 11, 2015 through December 29, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have any material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



WaterBlocks™ is pending **StartEngine Approval.**

PLAY VIDEO
WATERBLOCKS
WATERBLOCKS
WATERBLOCKS
WATERBLOCKS
WATERBLOCKS

0
Investors

$0.00
Raised of $10K - $107K goal

WaterBlocks™

Rapidly-Deployable Flood Barrier System

Small OPO · Denver, CO · Technology · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Reinventing Flood Barrier Systems Through Superior Design & Rapid Deployment

Invest in **WaterBlocks™**



WaterBlocks™ is a registered TradeMark and **dba** (alternate corporate identity) of Locking Line Barriers Corporation.

line that's primed to set a new bar in large-scale flood protection, WaterBlocks™, along with our new Digital Barrier Sharing Network.

Flooding affects more and more Americans every year - and yet, we **continue to rely on inadequate systems** for managing, redirecting and stopping the onslaught of flood waters.



WaterBlocks™ are **steel-reinforced, interconnecting plastic units** that **link together to create a watertight wall of protection**. What makes WaterBlocks™ so special is their **unique design**, which allows them to be both **rapidly-deployed** and **efficiently-assembled** and **removed.**

WaterBlocks™ have many useful applications including **crowd - traffic safety and control**, **construction site protection**, **natural resource conservation** and more.

Looking ahead, Locking Line Barriers has also developed an integrated business model for **long-term success and growth** in our new **Barrier Sharing Network**, a forward-thinking solution that **enables communities to have timely access to WaterBlocks™ on a cost-effective, as-needed basis**.



Flooding strikes with little notice, but **WaterBlocks™ empowers municipalities, governmental agencies and NGO's to be better equipped with a new Tool to protect lives, communities and our environment.**

Invest in WaterBlocks™ *dba* **Locking Line Barriers Corporation with confidence** as we prepare to go to market **with** our revolutionary **WaterBlocks™ product line and related services.** Funds from this crowdfunding raise will be used to support **inventory expansion, marketing, promotions, and product line sales at trade shows as well as promotional events with municipalities across the country.**



WATERBLOCKS
4 ft.
WATERBLOCKS
50lbs empty
1,750lbs water filled
4 ft.
4 ft.

WATERBLOCKS
Digital
Barrier Sharing Network
Real Time WaterBlocks Data Stream including Barrier Status: Location - Date and Time stamped
GPS antenna
104 Barrier Units
416 Linear Feet
Mobile Client and Web tracking and order/request
Passive RFID Scanner tracks barrier units when they enter or leave.
RFID Scanner
WaterBlocks Mobile Warehousing
For Barriers storage when not in use.
Stored at the Last User's Location.

The Offering

Investment
$2/share | **Class B Non-voting Shares**
When you invest you are anticipating the company's future equity value will exceed $18.1 million.

Perks Packages List
$200+ Investment - a **Digital Certificate of Ownership Replica** - (bragging rights)
Every Investor receives a Digital Certificate.
Investors over $500 receive the one applicable perk listed below:
$500+ Investment - **Lunch On Us**
($25 Outback Steakhouse Gift Card)
$1,000+ Investment - **Dinner On Us**
($60 Outback Steakhouse Gift Card)
$5,000+ Investment - a **Las Vegas Getaway***
(Hotel for 2 people for 3-days/2-nights)
$10,000+ Investment - a **Grand Las Vegas Getaway***
(Hotel for 2 people for up to 4-days/3-nights -



plus 2 Show Tickets & Dinner with LLB CEO)

$15,000+ Investment - a **Reno VIP Getaway***

(Hotel for 2 people for 4-days/3-nights, show tickets and Dinner with LLB CEO)

* Airfare not included

$20,000+ Investment - a **Grand Reno VIP Getaway**

(Hotel for 2 people for 5-days/4-nights, Domestic Airfare, show tickets and a Golf/Ski Day, plus Dinner with LLB CEO)

$30,000+ Investment - a **Colorado Concierge Vacation**

*(Hotel for 2 people for **4-days/3-nights,** plus Domestic Airfare, Ground Transportation, Dinner with LLB CEO,*
*and **a Custom Entertainment Package** including either sporting event, skiing or touring with **Concierge Assistance** throughout your stay)*

$50,000+ Investment - a **Grand Weeklong Colorado Concierge Vacation**

*(Hotel for 2 people for **7-days/6-nights,** plus Domestic Airfare, Ground Transportation, Dinner with LLB CEO*
*and **a Custom Entertainment Packa**ge including your choice of sporting event, skiing or touring with **Concierge Assistance** throughout your stay)*

See More Details at www.WaterBlocks.net/perks

Please also note:
***You** may elect to **donate the monetary equivalent** of your perk to*
*the **Disaster Support Foundation or any other charity of your choosing**.*

All perks occur after the offering is completed.

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

---

*"Locking Line Barriers was founded with the mission to provide a superior flood protection system to **help saves lives, our communities, and our environment**."*

What We've Accomplished So Far



Locking Line Barriers has secured the exclusive license to the Global Rights to Market, License and Distribute the WaterBlocks™ product line and related services. Which included the right to utilize the WaterBlocks™ trademark as an alternate corporate identity during the term of the license.

With over 100 years of combined experience in **industrial manufacturing**, **construction**, **disaster response**, **damage control** and **logistical operations**, we are poised to capitalize on the market viability of our **superior flood barrier protection system**.

In preparation to go to market, we've already gone to great lengths to execute an **in-depth market research study** as well as create a **comprehensive WaterBlocks marketing and sales system** for the Distribution, Sales & Sub-Licensing of WaterBlocks™ products and services.

We've also developed a **forward-thinking community-driven 'Barrier Sharing Network'** to provide for the efficient rental and rapid deployment of **WaterBlocks**™ systems - more on that below.

Looking ahead, our next major steps are as follows:

- **Provide everyday investors with an opportunity to participate in LLB equity ownership and future profits regardless of networth**
- **Create Revenue Sharing (investment pools) for Barrier Sharing Network inventory expansion**
- **Establish financing options for potential clients**
- **Build Locking Line Barriers Corporation** dba **WaterBlocks™ into a profitable global organization for the benefit of its shareholders and to help the communities it serves save lives, property and our environment**

With your help, we'll be able to get there quicker - and WaterBlocks™ will too. Please read on to see how **we're inventively using new technology to solve a major topical problem that affects us all**.

The Problem: **How Do You Stop a Flood?**

You Don't! All you can do is divert the flood waters elsewhere.

So what can stand between a **community** and a **flood**?

Flooding is a **growing concern for millions of people and municipalities nationwide**. Despite that, there haven't been any major enhancements to flood protection over the years, leaving us relegated to **these basic tools:**









concrete walls

jersey barriers

sandbags

anything else handy at the time

Fact is - once it starts raining, it's already too late. Communities need a **faster, more reliable solution** to this looming threat. Most all **flood control**

tools currently available in the US **are heavy**, **not easily moveable or deployable** and typically **permanent** once constructed.

There are, of course, a number of existing plastic barriers on the market - however being designed for traffic safety and control, their uses are **limited**, rendering them **useless** for flood control or liquid overflow management.





Over the past three years we have had extensive discussions with **municipalities and** various **governmental agencies** reflecting a common theme professed by all: **an additional source of flood barrier supply and support is needed**Our communities' needs can't just rely on FEMA, NGO's and the occasional local vendor.

The **incredible demand** and **outstanding need** for new and improved flood protection systems is evidenced by the **US Army Corps of Engineers' recent inquiry to Locking Line Barriers which read as follows**:

The U.S. Army Corps of Engineers is seeking System for Award Management (SAM) Database registered businesses that can provide temporary perimeter flood barriers in the event of a flood emergency... ***Particularly:***

"the purpose of this NOTICE is to gain knowledge of potential sources that have the ability to provide temporary perimeter flood barriers that meet the following requirements*:*

1. *Product* ***designed specifically to facilitate flood risk reduction measures*** *and is meant to be* ***rapidly installed*** *just prior to a flood event, and* ***disassembled after*** *flood waters recede.*
2. *Product* ***installation can be performed manually*** *and/or with mechanized equipment.*
3. *May be* ***reusable or disposable****.*
4. *May be for* ***rental or purchase****.*
5. *Vendor* ***technical advisor(s) may be available to train*** *on proper setup, utilization, and teardown/repackaging before, during or after the event."*

End Notice.

The WaterBlocks™ Solution


LOCKING LINE BARRIERS
Saving Lives, OUR Communities and OUR Environment

In response to the unresolved need for new and improved flood protection systems, **Locking Line Barriers proudly introduces WaterBlocks™ to the Army Corps of Engineers - and the world at-large.**

WaterBlocks™ are our proprietary line of **steel-reinforced plastic polyethylene blocks which link and lock together** using magnetic vinyl seals to create a **rapidly-deployable plastic wall of watertight protection** that prevents liquid penetration at the joints, provides a dry side of protection and diverts the flow of flood water and other fluids.

Since disaster response calls for fast action, we've also ingeniously designed our lightweight blocks to **fit together both when deployed and during shipping - so that an entire fleet of WaterBlocks™ may be rapidly-deployed via semi-trailer trucks.**


WATERBLOCKS

WaterBlocks™ Design


WATERBLOCKS
LOCKING LINE BARRIERS
WATERBLOCKS

Main Unit


WATERBLOCKS

Shipping Set


WATERBLOCKS
WATERBLOCKS

Deployed


4 FEET
4 FEET



A detailed product explanation video.

WaterBlocks™ have been strategically designed in modular fashion for efficient shipping and minimizing storage space when not in use.

Interlocking and **able to be configured any number of ways**, each of LLB's **WaterBlocks™** has a footprint of **less than 4'x4'** and the **ability to flex up to 15-degrees** in either direction at the joints to provide a wall that curves based on natural changes to the landscape.

Individual **WaterBlocks™** **weigh approximately 50 pounds when empty**, so units may be easily carried, placed and configured by a single person. On the other hand, **once automatically filled with flood water, the weight of each WaterBlocks™ swells to a mighty 1,766 pounds** - making it a formidable barrier between what's wet and what's dry.

Just look at what can fit inside a single semi-trailer truck:
- **96 WaterBlocks™ Main Units**
- **8 WaterBlocks™ Corner Turning Units**

That's 416 linear feet of heavy-duty, customizable protection packed in a 53' trailer! And while that's a standard configuration, any grouping of barriers may be accommodated as the need arises.

WaterBlocks™ Key Features:
- **VERSATILE**
  - *Change Wall Assembly Direction as required*
  - *Control Flooding, Traffic, Crowds & Hazardous Waste*
- **CUSTOMIZABLE**
  - *Efficiently Lock & Seal Barriers into any configuration*
  - *Stackable*
  - *Self filling in flood use*
- **RAPIDLY-DEPLOYABLE**
  - *Easily lifted & moved: 2 men, 4 hours installation or removal per truckload*
  - *Transportation & Storage-Friendly – 416 Linear feet per 53' Trailer*
  - *Quick Release Device to eliminate lifting and permit rapid breakdown of assembled units*
- **DURABLE & COST-EFFECTIVE**
  - *REUSABLE and Recyclable*
  - *20 Year Life guaranteed by the manufacturer and an expected life of probably 40 years*
  - *Steel-Reinforced Recycled Polyethylene Plastic*

WaterBlocks™ Applications



Containment Walls

For keeping flood water out



Diversionary Walls

For re-directing flood water as needed

WaterBlocks™ have been designed to provide a **rapidly-deployable, watertight line of protection against rising flood water.** During the past three years of **WaterBlocks™** research and development, the product has been modified and enhanced several times to expand its uses and overall value.

The team at LLB is always striving to provide the very best product and marketable solution. **We've already incorporated numerous design enhancements and improvements to expand the versatility, function and range of applications for WaterBlocks™.** And while the main focus of WaterBlocks™ is and will continue to be to provide superior flood protection, our ingenious line of products may also be utilized for a wide range of other uses.

Today, Locking Line Barriers offers a multi-use product line with the versatility and features capable of providing unique solutions in multiple markets.



Construction & Drilling Site Safety

Insertable fence posts for additional height & security



Pools & Ponds

For protection & conservation of water and/or other natural resources



Islands of Safety

Strong, mobile protection from flood water & other threats




WATERBLOCKS
WATERBLOCKS
WATERBLOCKS

"TruckCrusher! Walls"

The standard width of a street in the USA is 29' curb to curb.
*Double-stacked **4' wide x 8' tall x 28' long** (21 barriers) = approximately **34,700 lbs.** of protective **stopping power!***

In addition to fine-tuning a range of extended applications for **WaterBlocks™**, the Locking Line Barriers team has also designed, developed and filed for patent-protection for **a new function of WaterBlocks™ as Truck Blockade Walls, we call it the TruckCrusher! configuration.**

When double-stacked together, **WaterBlocks™** can be configured to **stop a rubber-tired vehicle in its tracks**. For example, a direct hit from a semi-trailer truck with 20-tons worth of cargo will result in **less than ~20-feet of wall movement with the wall of water-filled blocks collapsing around the vehicle** and mitigating the force of any exploding shrapnel in the event of a weaponized vehicle terrorist attack.

Such applications make WaterBlocks™ particularly marketable to municipalities, public organizations and private companies executing large-scale events with large crowd attendance.

To barricade a standard 29' wide street, **21 WaterBlocks™ can be double-stacked to create a wall that's 28-feet long, 8-feet high and 4-feet wide.**

When filled, **each WaterBlock™** has an estimated impact resistance of 5,000 pounds, giving the double-stacked wall a **combined estimated 100,000-pound impact resistance**. There isn't a rubber-tired vehicle in existence able to penetrate a WaterBlocks™ **TruckCrusher!**

Locking Line Barriers is currently seeking grants from both the Homeland Security Department and the Department of Defense to fund a physical test of this new added feature.

WaterBlocks™ Closest Competitor





The closest competitor to WaterBlocks could be considered the fluvial barriers that have been used in Europe for some time and recently introduced to the US - however these plastic barriers **do not account for the necessary ballast to hold securely in place against flood water without a 65-pound concrete-filled key** used to connect units.

While this **time-consuming assembly process keeps such fluvial barriers from being efficiently and rapidly deployed**, the success of these products overseas points to the **market viability of WaterBlocks™ as a superior alternative to what is currently available**. Fluvial barriers are also designed to automatically release flood waters as they recede, unlike the modular water holding systems that **WaterBlocks™** provides.

WaterBlocks™ Asset Management & Barrier Sharing Network

Flooding is a unique disaster in terms of how quickly it strikes - with little notice for preparation. Thousands of Americans across the country have felt the devastating effects of floods and the pain they cause.


WATERBLOCKS
Digital
Barrier Sharing Network
Real Time WaterBlocks Data Stream including Barrier Status: Location - Date and Time stamped
GPS antenna
104 Barrier Units
416 Linear Feet
Mobile Client and Web tracking and order/request
Passive RFID Scanner tracks barrier units when they enter or leave.
RFID Scanner
WaterBlocks Mobile Warehousing For Barriers storage when not in use. Stored at the Last User's Location.

Communities under the threat of floods are begging to be better prepared with adequate barrier protection. With our rigorous background in industrial manufacturing, construction and logistical operations, we've gone ahead and envisioned an **innovative, forward-thinking solution - the Barrier Sharing Network (***think Uber like***).**

The Barrier Sharing Network is a system whereby **WaterBlocks™ can be rapidly transported on short notice as a cost-effective response to pending flood threats - anywhere in the US**. Because when it comes to mitigating flood damage and destruction, large quantities of **barriers that can be delivered on short notice is key.**



We anticipate that our primary stage objectives around the sale of **WaterBlocks™** themselves will **generate the revenue necessary to support our continued future growth.**

The establishment of the Barrier Sharing Network offers WaterBlocks a **sustainable, long-term (20+ years) source of revenue** and **ever-expanding rental and licensing opportunities**.

The Barrier Sharing Network is an intangible asset consisting of the software platform (not yet built) - which may ultimately be patentable in its own right - and management thereof.

Since each WaterBlock™ is equipped with an **RFID Chip** for easy inventory tracking and every LLB Trailer is **GPS-enabled**, the Barrier Sharing Network presents a **nationwide network of readily-available WaterBlocks™ inventory** that can be rapidly-deployed to communities in need when flooding strikes.

Locking Line Barriers will **seek to secure sponsorship from major**

corporations, governmental bodies, private foundations and non-profit organizations to underwrite the initial manufacturing and acquisition costs of large numbers of truckloads. **This initial inventory base will provide thousands of linear feet of WaterBlocks™ Barriers that can be instantly assigned, transported and deployed to participating municipalities, counties and states in need of flood protection or any other WaterBlocks™ application.**

WaterBlocks™ Sponsorship & Branding Opportunities



Knowing the importance of branding when it comes to securing major sponsorships, is why **Locking Line Barriers has built-in a way for sponsor corporations, organizations and agencies to be recognized for their support of the Barrier Sharing Network.**

LLB incentivizes sponsorship by offering sponsors the opportunity to brand WaterBlocks™ within the Barrier Sharing Network by permanently molding the brand's logo and messaging into the front-facing plastic wall of each unit they purchase or donate.

"For every $1 spent on Disaster Mitigation, $7 are saved in Disaster Recovery Costs."

- The Denver Post

The Market & Industry







To examine the current market viability of **WaterBlocks™**, Locking Line Barriers commissioned a detailed study looking at the **market acceptance, need and overall demand for rapidly-deployable flood protection and multi-use barrier systems.** Additional focus was spent on **means of access** including whether the assets are rented through a web-based asset and cost-sharing network rather than outright purchased per standard convention.

Since the **WaterBlocks™** target market is the **emergency authorities and responders of municipalities, government agencies and NGO's**, research consisted of a nationwide sampling of 36 randomly-selected jurisdictions.

Our research resulted in these key findings:
- **Market need & demand for flood barriers far exceeds the current availability of a sufficient supply**
- **Until WaterBlocks™ are brought to market, the need & demand will remain unfulfilled for the foreseeable future**

It would take **more than 800** Truckloads of WaterBlocks™ (**806 to be exact, with 63.5 miles of barriers**) to fulfill the demand for flood barrier systems - and that's just for the 36 respondents surveyed.

At the currently-discounted MSRP cost of $130,000/truckload, LLB sales would be **$104,780,000** for the 36 respondents polled so far.

Since the market will quickly absorb at least 100 truckloads of WaterBlocks™ in the pilot phase, our research indicates that every effort should be made to grow the inventory of the Barrier Sharing Network.

With our extensive background in construction, **the market viability of the WaterBlocks™ product line in this industry is undeniable.**

Regulations require every construction site have a safety and security fence bordering the location. Most are weakly-constructed out of chain-link fence, plywood and sometimes plastic, ultimately to be destroyed upon completion of the job. WaterBlocks™ may be used as a **cost-effective alternative that can be assembled, removed and reused quickly and efficiently while providing an enhanced level of protection, safety and security.**

In addition, drillers in the petroleum industry have also communicated a unique need for **WaterBlocks™ as a means of water handling and storage.** Since fracking uses water that must be transported in and out of the site on a daily basis, the **WaterBlocks™** product line can **reduce related costs while providing numerous other solutions** to the process by enabling the mobile handling and storage of water virtually anywhere.

We believe the petroleum industry to be a major market for Locking







Line Barriers.

Marketing & Sales Focus

We intend to formulate a **worldwide licensing program that enables WaterBlocks™ - or a variant thereof - to be sold and distributed overseas**. In fact, we have already received licensing inquiries from Mexico and Holland, however our primary objectives at this time are product sales and the **establishment of the Barrier Sharing Network (BSN) in the United States**.

LLB initial sales efforts are focused on six key target markets:

1. Product Sales to government agencies and municipalities
2. Product Sales to major corporations in the Construction and Petroleum industries
3. Distributorship Development and Expansion domestically and globally
4. Sponsorship sales to major Corporate Social Responsibility (CSR) departments for BSN inventory expansion
5. Crowdfunding Revenue Sharing Agreement Investments in BSN inventory expansion
6. Revenue Sharing Agreement Investment Sales and Grants from Charitable 501c3 organizations for BSN inventory expansion based on the following:

NCCS Home >> NCCS Web Tools >> NCCS Table Wizard

Registered 501(c)(3) Public Charities by IRS Subsection Code (BMF 08/2016 501c3)

SUBSECCD	Number of Registered Organizations	Number of Organizations Filing Form 990 *	Total Revenue Reported on Form 990 *	Assets Reported on Form 990 *	Number of Organizations Filing Form 990-N **	Total Number of Organizations Filing Form 990 or 990-N ***
03	1,108,652	371,651	1,851,278,529,038	3,481,204,596,971	385,615	757,266
Total	**1,108,652**	**371,651**	**1,851,278,529,038**	**3,481,204,596,971**	**385,615**	**757,266**

Citation: : Internal Revenue Service, Exempt Organizations Business Master File ()
The Urban Institute, National Center for Charitable Statistics, http://nccs.urban.org/

Notes:
* Includes organizations that filed financial information on Form 990, 990-EZ or 990-PF within 24 months of the BMF release date, as reported in NCCS Core Files and IRS Business Master Files (excludes 990-N ePostcard filers).
** Includes organizations that reported zero ($0) revenue and zero assets on a Form 990, 990-EZ, 990-PF and, since 2008, 990-N ePostcard within 24 months of the BMF release date, as reported in NCCS Core Files and IRS Business Master Files.
*** Includes all organizations that filed a Form 990, 990-EZ, 990-PF and, since 2008, 990-N ePostcard within 24 months of the BMF release date, as reported in NCCS Core Files and IRS Business Master Files.

We estimate that $1 trillion is held by the **more than 80,000** non-profit organizations that fall under 501c3 status in the US. NOTE: this is our estimate of the potential participants from the global group as reported in the chart.

With this in mind, we have also **established an agreement with the Disaster Support Foundation (DSF), a 501c3 non-profit who will seek grants and donations to acquire and provide WaterBlocks™ for the Barrier Sharing Network** for a share of the revenue. This relationship provides potential charitable sponsors with the opportunity to **leverage tax-deductible donations for positive social impact affecting countless communities nationwide**.

What Else Makes LLB Special



JOE DANILUK

As a **Service-Disabled US Veteran-Owned Business**, making **Locking Line Barriers Corporation eligible for 'Contract Set-a-Sides'** for our products and services with federal government agencies.

The Army Corps of Engineers recently put out a Request For Proposals; inquiring as to the availability of 'rapidly-deployable flood control barriers.'

A proposal in this regard has already submitted and put us in a **unique position to capitalize on the opportunity once the first line of WaterBlocks™ demo units have been manufactured**.

We wish to sincerely **Thank our SPONSORS** for their part in providing the Perks for this offering.

Invest in **WaterBlocks**™ Today!

Locking Line Barriers has the power to market a **revolutionary new product** with **incredible demand** and **virtually no competition** that not only generates revenue and profits, but also saves lives, communities and our environment.

WATERBLOCKS
LOCKING
LINE
BARRIERS

Your investment as a Founding Investor in WaterBlocks™ today will help create an incredible social impact across our country for a long time to come. Join our founders' investment team so we can bring this program and benefits to market sooner than later.

Your investment not only helps us launch - it also **makes you a part of the ownership investor team sharing in the profits and growth of the Company.**

With your help, Locking Line Barriers can establish and grow the next level of flood protection for communities nationwide. Thank you!

















Evaluation of New Product Line

Joe Daniluk and his team look at the need for innovation in flood barrier technology.

September 2014

Creation of Marketing Collateral

LLB creates initial brochures, website and additional collateral to begin test marketing initiatives.

November 2015

Completion of Market Survey

LLB finalizes '2017 Flood Control Pilot Project' market survey demonstrating outstanding demand for new and improved flood protection technology.

May 2017

Finalize LLB Business Plan

Joe and his team establish a fresh business plan based on their exclusive right to market LLB's innovative flood barrier technology.

December 2017

Purchase Initial Barrier Demos for Shows

LLB will create an initial line of demos for marketing at trade shows, corporate events and meetings with governmental entities. (ANTICIPATED)

June 2018

Staff Up & Open Office Space

LLB plans to staff up and open an office as it continues to grow. (ANTICIPATED)

July 2018

October 2015

Locking Line Barriers Incorporates

Locking Line Barriers, Inc. is born with a mission to provide superior flood protection that saves lives, communities, property and the environment.

September 2016

Initial Negotiations of Distribution Agreement

Joe and his team work to establish exclusive rights to market the innovative LLB/Waterblocks flood protection system.

August 2017

Finalization of Global Distribution Agreement

LLB finalizes the acquisition of the exclusive right to market innovative flood barrier technology globally.

May 2018

LLB Launches on StartEngine

Now YOU can own a part of Locking Line Barriers!

June 2018

Begin Marketing Pre-Sales

LLB will be prioritizing the selling of pre-sales in Q2 2018. (ANTICIPATED)

Meet Our Team



Joe Daniluk
CEO & Director

A Denver native, Joseph is a service disabled combat veteran, married with two children. Joe's favorite pastimes include skiing, flying and financial market analysis. He brings more than 30 years of business development experience for directing and managing new project development with an emphasis in finance, automation and marketing. He is also a licensed Colorado Real Estate Broker and Private Pilot. A graduate of the University of Denver with a dual degree in Finance and Real Estate and a minor in Mass Communications and TV Production. He has an extensive computer background with training in the US Navy Tactical Data Systems military computer systems and later migrating to PC's, designing and building computers, LAN's, Enterprise systems and WEB hosting networks. During the savings and loan crisis, he was the Assistant Specialist in Charge (ASIC) of the Denver FDIC office managing 330 employees and managing and liquidating $2.5 billion of assets recovered from closed banks and S&L's. From 1999-2014 Joseph managed SuperLoads, Inc. as CEO, a specialized freight company, moving the big, the bad and the ugly freight (150,000 to 1,000,000 lbs.) throughout North America. He obtained the only authority issued by Lloyd's of London to insure spot rail freight, which gave him a $5 million underwriting authority. Clients included moves for NASA, SpaceX, GM, Ford Berkshire Hathaway, CH Robinson, CAT, Hyundai Heavy Industries, Fairbanks Power and Light, Pennsylvania Power and Light, Siemens and many others. Since 2006, he has been CEO of, Manufacturing Contractors, Inc., a plastic manufacturing operation providing Nuclear Waste liners for the Department of Energy and other plastic products to the USDA. LLB's product line is manufactured in the same manner and process as Manufacturing Contractors' Nuclear Waste Liners. Mr. Daniluk, is presently and for at least the past three years, the owner and operator (Director and CEO) of the following businesses: CEO and Director of Locking Line Barriers. Approximately spends 30 hours weekly and is his Primary job. 2015 to present. CEO and Director of Great American Holdings, Inc. (Asset Holding and Management) 2015 to present. CEO and Director of Strategic Solutions Team, Inc. (General Business Consulting) 2015 to present. CEO and Director of Manufacturing Contractors, Inc. (Plastic and Steel manufacturer) 2015 to present. Executive Director of Disaster Support Foundation (Charitable Organization) 2015 to present.













Steve Tannenbaum
Director Finance

President of Tannenbaum Consulting LLC, Steve has a diverse background with over 30 years of experience in tax, auditing and accounting services. He has testified as an expert witness in Federal, District and County Courts as well as evaluated commercial enterprises and actively participated in negotiations relative to business acquisition and reorganization, restructuring, and dissolution. Steve brings to the table extensive history and experience working with businesses engaged in manufacturing, wholesale and retail sales, construction, mortgage banking, professional practices, and commercial and residential real estate. Steve received a B.S. in Accounting from the University of Colorado in 1975 and a B.A. in Psychology from the University of Colorado in 1973. He is a Certified Public Accountant in the State of Colorado and a member of both the American Institute of Certified Public Accountants and the Colorado Society of Certified Public Accountants. Mr. Tannenbaum is the former President of Tannenbaum & Suber, P.C. and former tax partner at Deloitte & Touche. From: 2015 To: Present Is an Officer and Director of Tannenbaum & Company, P.C. (CPA Consulting and Tax Services)

Ambassador Sam Zakhem
Director Government Relations

Sam was appointed US Ambassador to Bahrain by President Ronald Regan to serve the Middle East in 1986 and served with distinction during very volatile times. Sam also served his country as a White House Advisor, a member of the US Small Business Administration, and Chaplain in the US Navy. Sam has also been involved in the legislature of his home State, Colorado as a State Senator, and two term State Representative. In business, Sam has held various positions including CEO and Vice President of companies including Ford Motor Co., Denver University, The Heritage Foundation and others. Fluent in multiple languages, Sam has numerous degrees from various Universities both here and abroad, has served on their advisory boards as well as taught from time to time. Senator Jesse Helms heralded Ambassador Zakhem as follows: "You have the courage of your convictions and the moral and spiritual principles to guide you in rendering distinguished service to our country. You stood up to America's enemies in your courageous service as U.S. Ambassador to Bahrain. Not once have you compromised your willingness to fight to preserve the freedoms of the American people." From: 2015 To: Present Is a Business Advisor & Public Speaker Self Employed (Consulting)

Will Hunziker
Director Patent & Licensing

Will is a registered practicing patent attorney in Denver and Boulder, specializing in patent, trade secret, trademark, copyright searching, licensing, registration, prosecution, and litigation. As LLB's primary patent counsel, he will manage outside law firms retained to pursue the protection of the company's intellectual property and licenses. Graduating from University of Colorado with a Bachelor's Degree in Molecular, Cellular & Developmental Biology that included studies in genetic engineering, chemistry, biology, physics, and mathematics, Will also received a Bachelor's Degrees in both English and Philosophy: Law and Society. Will earned his Juris Doctor from Seattle University School of Law. Will is active in several organizations as a member of the Federal District of Colorad, and Boulder Bar Associations, Better Business Bureau, Boulder Chamber of Commerce, Boulder / Front Range Mensa, and various business and technology Meetup Groups. From: 2015 To: Present Is an Officer and Director of Hunziker Legal Services, PLLC (Attorney at Law)

Scott Saxman
Product Development & Global Expansion Director

Scott is currently the Corporate Business Development Director and former Senior Vice President of Sales & Marketing at Mold In Graphic Systems, where he's spent 25 years providing products and services to the worldwide rotational molding industry. Previously, he served for six years as Director of Marketing & Sales at Flexible Flyer Toys focused on the ongoing development of new lines of plastic toys. Prior to that he served as Marketing & Product Development Manager at Hedstrom Plastics Corporation, a leading rotational molding plastic manufacturer. Educated at Indiana University with a Bachelor's in Business and Economics, his extensive international and domestic business and product development skills as well as his 37+ years of broad experience in the field of rotational plastic molding and manufacturing have been invaluable to LLB. From: 2015 To: Present Is a Business Development Director of Mold In Graphic Systems (Graphic Provider for Plastics)



Stephen Daniluk
Engineering & IT Manager

Patent Owner Partner & Lead Engineer on the Locking Line Barrier project, Stephen is developing additional features and enhancements to the LLB product to further expand versatility and capabilities. His background and training as a mechanical engineer and project manager provide LLB with the technical expertise and computer operations leadership to manage the technology developed. For the past 10 years, Stephen has developed numerous engineering plans for the safe securement and transport of SuperLoads' freight projects for major clients without a single job-related accident, claim or loss. He has also developed, programmed and managed numerous web sites as well as built and managed the internal corporate Local Area Networks for numerous businesses for years. Stephen is a graduate of the University of Colorado with a Mechanical Engineering Degree and an EIT Accreditation in Fundamentals of Engineering. Mr. Daniluk, is presently and for more than three years, been an Officer and Director of Great American Holdings, Inc. (Asset Holding and Management)

Offering Summary

Maximum 53,500* shares of Class B Non-Voting common stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 5,000 shares of Class B Non-Voting common stock ($10,000)

Company	Locking Line Barriers Corporation dba WATERBLOCKS
Corporate Address	4155 E. Jewell Ave. Suite 610 Denver, CO 80222
Description of Business	Exclusive Global Licensor and Distributor of the WaterBlocks products and services. Helping Save Lives, Communities and our Environment.
Type of Security Offered	Class B Non-Voting Common Shares
Purchase Price of Security Offered	$2.00
Minimum Investment Amount (per investor)	$200

INVESTOR BENEFITS

Your Total Investment Perk Package List**

$200+ Investment - a **Digital Certificate of Ownership Replica -** (bragging rights)

Every Investor receives a Digital Cert.

Investors over $500 receive the **one applicable perk** listed below:

$500+ Investment - **Lunch on us** - Outback Gift Card ($25)

$1,000+ Investment - **Dinner on us** - Outback Gift Card ($60)

$5,000 + Investment -**Las Vegas Getaway** (2 nights/3 days for 2 people)*

$10,000+ Investment - **Grand Las Vegas Getaway** (3 nights/4 days for 2 people)*,

**(plus: 2 show tickets and dinner with LLB-CEO)*

$15,000+ Investment - **Reno VIP Getaway** (3nights / 4days for 2 people)*

(plus show tickets and dinner with LLB -CEO)

* Airfare not included

$20,000+ Investment -**Reno VIP Getaway** (4nights / 5 days for 2 people),

(plus: domestic airfare - Dinner with LLB–CEO - Golf or Ski Day

$30,000+ 4 Day / 3 nights Colorado Concierge Vacation For 2 People:

Domestic airfare and ground transportation, Dinner with LLB CEO,

plus a **Custom Entertainment Package** including either;

sporting events, skiing or touring with Concierge Assistance throughout your stay.

$50,000 + 7 Day / 6 nights Grand Colorado Concierge Vacation for 2 People:

Domestic airfare and ground transportation, dinner with LLB CEO,

plus a **Custom Entertainment Package**

including your choice; sporting events, skiing or touring - **Concierge Assistance** throughout your stay.

See More Details at www.WaterBlocks.net/perks

And Remember:

You may elect to donate the monetary equivalent of **your perk**

to the Disaster Support Foundation or any other charity of your choosing.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Locking Line Barriers Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 50 shares of Class B Non-Voting Common Shares at $5 / share, you will receive 5 Class B Non-Voting Common bonus shares, meaning you'll own 55 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will incur Irregular Use of Proceeds that may include but are not limited to the following over $1,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company – "related party" debt, back or current payments. Further, the Company being a Start-Up business with no assets, cash flow or transactional history is unable to establish conventional credit. The Company has developed and will expand what it refers to as "Private Credit Facility (PCF)" defined for accounting and operational purposes as "PCF Debit and Credit Transactions" received from or payable to; vendors, investors, organizations, related parties, and others, who may provide effectively credit and/or funds in kind to the Company, as need from time to time, requiring repayment in relatively short time periods. Depending on timing such repayments may come from and become part of the use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

WaterBlocks Intro-Video Transcript

We have the technology to forecast storms 7 to 14 days in advance.

Within that 10 to 14 day timeframe we don't have the technology to respond to mitigate the damage this caused by these storms. Until now.

My name is Joe Daniluk. I'm president of the Locking Line Barrier Corporation. Allow me to introduce you to a brand new technology. Rapid deployable flood control barrier system that we've trademark under the name of WaterBlocks.

It's a 4 foot cube that when divided in half in a very unique fashion it becomes

two separate pieces, when put together for flood protection, creates a 4-foot wall 8 foot wide and 4-foot tall. It's rapidly deployable. It's easily handled. There is no other product in the market

that does exactly that.

The current tools that are used by municipalities across the country and around the world

consists of sandbag walls jersey barriers and then anything else that might be handy.

We decided to commission a market survey. The demand for our product is so large just in this country alone, there is not enough manufacturing facilities in existence to make enough barriers

to meet the entirety of the demand.

Take for example a hospital that sits on a quarter acre square that needs flood control protection to create an island of safety for the building. That's 1 mile of barriers that's needed. And we need ten truck-loads which costs 1.5 million dollars.

That 1.5 million dollar investment can be reused for at least the next 20 years to protect that 1.5 billion dollar hospital complex.

If we did that for just one hospital, what we would need to do for the entire county. And then think about hurricanes, have impacted our coastlines all around our country.

The demand exists without question for our product. We're ready to go to market with the solution to the problem. But what we need is your help. Join with us on our investor team.

So that we can go out and help save communities, lives, property and our environment.

WaterBlocks Product Demo Video Transcript

I'll tell you a little bit about our product how it functions and what it does.

This is a one-ninth scale model. In real life a four foot cube it's four foot by four foot by four foot it weighs in this shape about a hundred pounds now the way we turn it into an eight foot wall.

Originally it was designed to function like this. But we decided that lifting this four feet in the air and then having to drop it down that slot might be troublesome. So we built this quick-release mechanism. It has its own grab handles and you set it out of the way and pull them apart you don't have to lift them there's no lifting involved.

You can now access the door let the water out, put the lifting mechanism back in place,

put them back together and reload them in the truck.

We use a special resin that will give us a 20 year warranty life from the resin

manufacturer themselves.

The question that everyone's had is how do we seal the joint between the two and that's because of a magnetic seal. In the female joint right in that notch and that's what seals the joint so the water doesn't come flowing through between the barriers.

The unique features of this include water doors this is a gravity door when the water comes and it starts to rise it fills the barrier which only weighed fifty pounds it now weighs 1,750 pounds.

If you want to fill it before the flood comes you can use this four inch hole and stick your fire hose in there and let the pumper truck pump the water in and fill it up.

For ease of emptying a sliding door that you can open and let all the water out then fold it back up and put it together. Load them back in the truck and send them on their way they're gone.

And that's all there is to it.

Text

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

ARTICLES OF INCORPORATION

OF

Locking Line Barriers
dba
LLB Corporation

KNOW ALL MEN BY THESE PRESENTS: That the undersigned, being a natural person of eighteen years or more, proposes to form a corporation in accordance with the laws of the State of Colorado pursuant to the Colorado Business Corporation Act, and to that end does hereby sign, adopt and deliver to the Secretary of State of Colorado these Articles of Incorporation:

ARTICLE I

Name

The name of the corporation shall be:
LOCKING LINE BARRIERS
dba
LLB Corporation

ARTICLE II

Period of Duration

This corporation shall exist in perpetuity, from and after the date of filing these Articles of Incorporation with the Secretary of State of Colorado unless dissolved according to law.

ARTICLE III

Registered Office and Registered Agent

The address of the initial registered office of the corporation is 4155 E. Jewell Ave. Suite 610 Denver, Colorado 80222 and the name of the initial registered agent at such address is Joseph Daniluk. Either the registered office or the registered agent may be changed in the manner permitted by law.

ARTICLE IV

Objects and Purposes

The objects and purposes for which the said corporation is organized and the nature of the business to be carried on by it is to engage in any lawful act or activity for which a corporation may be organized under the Colorado Revised Statutes, as amended.

The clauses setforth herein shall be construed as objects, purposes and powers and the matters expressed in each clause shall be in no way limited by reference or inference from the terms of any other clause, but shall be regarded as independent objects, purposes and powers; the enumeration of specific objects, purposes and powers shall not be construed to limit or restrict in any manner the general powers and rights of the corporation as provided by law, or shall the expression of one object, purpose or power be determined to exclude another, although it be of like nature but not expressed. Further, the purpose shall include the restatement of the original articles of incorporation and reorganization under Colorado Law, as directed by the Board of Directors and approved by the Shareholders.

ARTICLE V

Capital

The aggregate number of shares Capital Stock which this corporation shall have authority to issue is 20,000,000 shares of no par value each, which shares shall be designated "Common Stock," in one or more classes or series, having no par value each, and 20,000.000 shares designated "Preferred Stock," in one or more classes or series, each having no par value or a par value as determined by the Board of Directors.

Authority is vested in the board of directors of the corporation to prescribe, in a resolution providing for the issuance of such shares, the classes, series, the number of each class or series of stock to be issued and the voting powers or no voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of stock. The corporation shall have one or more classes of shares that together have unlimited voting rights and one or more classes that together are entitled to receive the corporation's net assets upon dissolution.

1. **Voting Rights, Cumulative voting.** Each outstanding share of the classes and series shall be entitled to such voting powers, full or limited, or no voting powers as shall be stated and expressed in the resolution providing for the issue of such stock adopted by the corporation's board of directors. Cumulative voting shall not be allowed in any election by the shareholders of the corporation.

2. **Pre-emptive Rights.** Any holder of shares of the corporation, whether now of hereafter authorized, shall not have the pre-emptive or preferential right to acquire any shares or securities of the corporation, including shares or securities held in the treasury of the corporation. The corporation's board of directors may create and issue warrants, rights or options to purchase any shares of stock of any class, classes or series, whether or not in connection with the issue and sale of any shares of stock or other securities. Shares may be issued with terms which include the option for such stock to be redeemable, convertible, or exchangeable for shares of another class or series of stock of the corporation, at the option of the corporation, the stockholder or another person, or upon the occurrence of a designated event, at such price or rate as shall be stated and expressed in the resolution providing for the issue of such shares.

3. **Dividends.** Dividends in cash, property or shares of the corporation may be paid upon the outstanding Capital Stock, excluding any treasury stock held by the corporation, as and when declared by the board of directors, out of funds of the corporation to the extent and in the manner

permitted by law.

4.   Distribution in Liquidation. Upon any liquidation, dissolution or winding up of the corporation, and after paying or adequately providing for the payment of all its obligations, the remainder of the assets of the corporation shall be distributed, either in cash or in kind, pro-rata to the holders; first to the preferred shareholders, and any remainder then to the common shareholders. The board of directors may, from time to time, distribute to the shareholders in partial liquidation, a portion of its assets, in cash or property, in the manner permitted and upon compliance with limitations imposed by law.

ARTICLE VI

Initial Board of Directors

The number of directors of the corporation and the classifications as to the term of office shall be provided for in the bylaws of the corporation. The initial number of directors shall be one. The name and address of the initial member is Joseph Daniluk 4155 E. Jewell Ave. Suite 610 Denver, Colorado 80222.

ARTICLE VII

Bylaws of the Corporation

The Bylaws may contain any provisions for the regulation and management of the affairs of the corporation not inconsistent with applicable law or these Articles of Incorporation. The initial Bylaws of the corporation shall be adopted by the board of directors. Subject to bylaws, if any, that may be adopted by the stockholders entitled to vote thereon, the power to adopt, alter, amend, or repeal the bylaws or to adopt new bylaws is vested in the board of directors of the corporation.

ARTICLE VIII

Right of Directors to Contract with the Corporation

No contract or other transaction between the corporation and one or more of its directors or any other corporation, firm association, or entity in which one or more of its directors are directors or officers or are financially interested shall be either void or voidable solely because of such relationship or interest or solely because such directors are present at the meeting of the board of directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction.

ARTICLE IX

Corporate Opportunity

The officers, directors and other members of management of this corporation shall be subject to the doctrine of "corporate opportunities" only insofar as it applies to business opportunities in which this corporation has expressed an interest as determined from time to time by this corporation's board of directors as evidence by resolutions appearing in the corporation's minutes. Once such areas of interest are delineated, all such business opportunities within such areas of interest which come to the attention of the officers, directors, and other members of management of this corporation shall be disclosed promptly to this corporation and made available to it. The board of directors may reject any business opportunity presented to it and thereafter any officer, director or member of management may avail himself of such opportunity. Until such time as this corporation, through its board of directors, has designated an area of interest, the officers, directors and other members of management of this corporation shall be free to engage in such areas of interest on their own and this doctrine shall not limit the rights of any officer, director or other member of management of this corporation to continue a business existing prior to the time that such area of interest is designated by the corporation. This provision shall not be construed to release any employee of this corporation (other than an officer, director or member of management) from any duties which he may have to this corporation.

ARTICLE X

Eliminating Personal Liability

Officers and directors shall have no personal liability to the corporation or its shareholders for damages for breach of fiduciary duty as an officer or director. This provision does not eliminate or limit the liability of an officer or director for acts or omissions involving intentional misconduct, fraud, a knowing violation of law, or the payment of dividends in violation of any applicable statute.

ARTICLE XI

Indemnification of Officers, Directors and Others

The corporation may indemnify any person, his heirs, executors and administrators entitled to indemnification as provided for in the Colorado Statutes, as revised, who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative to the maximum extent permitted by the law including but not limited to making other financial arrangements for indemnification regardless of whether or not the corporation would have the power to indemnify a person against such liability. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act either in good faith, in a manner which he reasonably believed to be in the best interests of the corporation or that he did not have reasonable cause to believe that his conduct was lawful. Such determinations shall be made by the board of directors by a majority of a quorum consisting of directors who were not parties to such action, suit, or proceedings, or if such a quorum is not obtainable or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders entitled to vote thereon. The indemnification or advancement of costs and expenses provided for by the corporation shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the articles of incorporation, any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

ARTICLE XII

Amendment of Articles of Incorporation

Unless otherwise provided for in these articles, the articles of incorporation of the corporation may be amended from time to time by a majority vote of all shareholders entitled to vote thereon, by written ballot in person or by proxy held at any general or special meeting of shareholders upon lawful notice.

ARTICLE XIII

Incorporator

The name and address of the incorporator is Joseph Daniluk, 4155 E. Jewell Ave. Suite 610 Denver, CO 80222.

IN WITNESS WHEREOF, the undersigned, Joseph Daniluk, for the purpose of forming a corporation under the laws of the State of Colorado, does make, file and record these articles of incorporation and certifies that the facts herein stated are true; and I have hereunto set my hand this 09 day of October, 2015.

INCORPORATOR:



Joseph Daniluk

CERTIFICATE OF ACCEPTANCE
OF APPOINTMENT BY REGISTERED AGENT

Joseph Daniluk hereby certifies his acceptance of appointment as Registered Agent for the above named corporation on this the _____ day of October, 2015.



Joseph Daniluk

LOCKING LINE BARRIERS CORPORATION dba LLB CORPORATION

MINUTES OF SPECIAL MEETING OF THE BOARD OF DIRECTORS

NOVEMBER 26, 2015

A special meeting of the board of Directors of Locking Line Barriers dba LLB Corporation was called on November 26, 2015. All Directors were present and waived notice of the meeting.

It was reported and moved that the Board of Directors approve and authorize the issuance of 11,000,000 shares of the 20,000,000 common shares authorized of the Capital Stock of the Corporation in accordance with the Corporate Resolution dated November 21, 2015 as follow:

8,500,000 Class A; unrestricted voting common shares,

And further;

2,500,000 Class B; restricted non-voting common shares,

A Total of 11,000,000 Capital Common Shares of the Corporation.

For the purposes of capitalizing the company and which the CEO shall be authorized to issue as necessary from time to time.

The motion was approved and resolved and thereby effective this date.

There being no further business the meeting was adjourned.

/s/ *Joseph P. Daniluk*

Joseph P. Daniluk,

Director and Secretary